Filed by salesforce.com, inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Slack Technologies, Inc.

Commission File No.: 001-38926

Date: December 4, 2020

This filing relates to the proposed merger of Slack Technologies, Inc., a Delaware Corporation (“Slack”), with Skyline Strategies I Inc. (“Merger Sub I”), a Delaware corporation and a wholly owned subsidiary of salesforce.com, inc., a Delaware corporation (“Salesforce”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of December 1, 2020, by and among Salesforce, Merger Sub I, Skyline Strategies II LLC, a Delaware corporation and a wholly owned subsidiary of Salesforce, and Slack.

[The following excerpt is from the salesforce.com Investor Day held on December 8, 2020]

CORPORATE PARTICIPANTS

Evan Goldstein

Senior Vice President, Investor Relations, salesforce.com, inc.

Mark J. Hawkins

President, Chief Financial Officer & Member of the Executive Committee, salesforce.com, inc.

Amy E. Weaver

President & Chief Legal Officer, salesforce.com, inc.

Bret Steven Taylor

President & Chief Operating Officer, salesforce.com, inc.

Daniel Stewart Butterfield

Chief Executive Officer & Co-Founder, Slack Technologies, Inc.

Gavin E. Patterson

President & Chief Revenue Officer, Salesforce

Marc Russell Benioff

Chair, Chief Executive Officer & Founder, salesforce.com, inc.

Mark J. Hawkins

President, Chief Financial Officer & Member of the Executive Committee, salesforce.com, inc.

Salesforce is the trusted guide accelerating customer success in the new all-digital work-from-anywhere economy with Customer 360. We’re number one CRM; number one analytics; and number one integration company. And now, of course, the number one engagement and collaboration and communication company with Slack, which we couldn’t be more happy to have.

…

I focus on where there’s areas for improvement and we have it. We’re excited. And even though we have the best and biggest business-to-business AppExchange in the world, it’s about being better for – on behalf of the customers. This allows differentiation. This allows lower attrition rates. This allows customer success. Again, values drive value with more than 5,000 app listings. And by the way, that just expanded with Slack, which we’re delighted about. We’re just scratching the surface on this opportunity.

…

When I think about like, okay, well, how did we get here? How did we get in the pole position of the most attractive market in software? Let me break it down for you in a competitive advantage that really underpins this generational opportunity, values drive value, focus on the customer and innovation, the trust, all in the ethos of equality drive tremendous value and everything we do organically or inorganically customer success and innovation, we’ve talked about, M&A execution, we’re actually very good at this. And I say that only based on fact, as a CFO, you look at what we’ve done with ExactTarget, you look at we’ve done with [indiscernible] (00:22:13) ExactTarget. You look at what we’ve done with Demandware and MuleSoft, and Tableau and we’re so excited with Slack joining us.

…

I want to talk to you a little bit about next year. Of course, you know at our IR Days, we always focus on giving you our outlook strategically. And in our calls in February, we always talk about the actual specific budget. For revenue, we’ve given you a prelim view for revenue already for 2022, which shows the strength of our core. And then, also the additive amounts of our acquisition of Slack, which we’re very excited about, we’ll talk about our cash flow and profitability when we get to the Q4 call as we always do.

…

And then, of course, because we just had this significant acquisition, there will be M&A dilution in the form of, of course, we know there’s purchase accounting with transaction cost and then there’s also the business profile, the business that we’re bringing on board before we improve it over time, which we do and we’ll talk a little bit about that. And then, of course, that all nets itself out around a range of what will be the actual expansion itself next year, net of those three factors. And just want to call it out to make sure everybody is thinking about all those factors.

And again, we’re not guiding operating margin. Now that wouldn’t be the right time. Obviously, we need to get closer to the close, there’s so many things that we’re going to see and so on and so forth. But we will certainly do that and we know that is very much top of mind for you, and therefore, it’s top of mind for me. And I absolutely want to do that and the cash flow. So just wanted to lay that out for you.

And I also want to pause for a minute, because I know that any time you see something like a dilution item, it merits a discussion. And for M&A, I think we have talked about this before. But if you look at from 2014 to the current year, if you take the 8.9% operating margin to the roughly 17.6% today, that’s one lens of modest improvement over a long period of time [indiscernible] (00:39:08) all linear for sure. But what’s important to know is when we take on assets like ExactTarget, or take on assets like Demandware, or take on assets like MuleSoft, or Tableau, or other or tuck-in acquisitions, there’s a dilutive effect there. And yet, we’ve been raising the entire company’s profitability.

And so what I want to convey to you is we’re trying to absorb some of the best assets in the world, make them better, and then take our whole company up to a higher level. And we always know there’s room for improvement. I totally get that. And at the same time, we’re making some progress. And I’m excited about improvements. What I’m always excited about is always to focus on the future. But I wanted to call that out. I hope that gives you just a little bit of context, a little bit of framing. And we can only do this when we come from a position of strength with our core business.

…

Evan Goldstein

Senior Vice President, Investor Relations, salesforce.com, inc.

Thanks, Mark. Our next question is actually from several respondents, does the $50 billion assume future acquisitions after Slack or just the current portfolio on Slack?

Mark J. Hawkins

President, Chief Financial Officer & Member of the Executive Committee, salesforce.com, inc.

I’m glad you asked that. The $50 billion actually assumes what we have today in Slack. And that’s it and we – because our core is strong, as we were articulating and we have a huge market and a huge fast-growing market as well, we have a pole position. We have the right products, the right market, the right team. We feel like this isvery much doable for us to double the company yet again and achieve that target. Obviously, we have to execute, that’s what we do. That’s our focus. But that is only with Slack in our core – our strong core.

Evan Goldstein

Senior Vice President, Investor Relations, salesforce.com, inc.

Great. Our next question is from Kirk Materne at Evercore. Can you please discuss how Tableau is doing relative to your internal forecasts and some of the learnings from a deal of that size that you can apply to Slack?

Mark J. Hawkins

President, Chief Financial Officer & Member of the Executive Committee, salesforce.com, inc.

Sure. Let me take a run at that. Kirk, thank you for that question. We couldn’t be more excited about Tableau and the thesis that we had with Tableau, the asset of Tableau. It’s a best-in-class, unique asset in the world. Great leadership team, great CEO with Adam Selipsky and the management team. And moreover, what we can do with that in the greater picture within Salesforce. And so that thesis is very much intact.

Obviously, as you know, we ran today one literally into the CMA and then we rolled right into the pandemic. That being said, I think Q2 – we had a great quarter in Q2. Q3 – in fact, Q2 was even stronger than Q3. But then we have a great backlog in our pipeline, I should say, rather in Q4. So we’re excited about that.

And we just think that we’re just getting started with Tableau, and very, very happy about that. And I think you should look at us and check in probably in the second half of next year, I think we’re going to just be – it gives us even more runway uninterrupted by the pandemic or the large part of the pandemic and also CMA. And we couldn’t be more happy about the company being part of our company. Evan, anything you would add?

Evan Goldstein

Senior Vice President, Investor Relations, salesforce.com, inc.

Yeah. I’d add a couple of things. I think what we’ve learned actually from all of our acquisitions is the ability to execute. I think starting with sort of ExactTarget in terms of our large scale acquisitions, our ability to use our go-to-market motion and then again think about the holistic solution that we’re providing with those assets, and so I think that is a motion that’s really become part of how we approach M&A. And I think it will be that way with Tableau and with Slack.

Evan Goldstein

Senior Vice President, Investor Relations, salesforce.com, inc.

Great. Our next question is from Brad Zelnick, Credit Suisse. Why is 17% CAGR to $50 billion ex-Slack the right growth rate? And what investment level is required to get there?

Mark J. Hawkins

President, Chief Financial Officer & Member of the Executive Committee, salesforce.com, inc.

Yeah. Thank you, Brad, on that one. We look at the – the overall opportunity going to $50-billion-plus in FY 2026. And we’re really just proud of that opportunity and all the work that the company and the entire team has put together to – put us in that kind of a position to do that. We think that that’s an achievable goal. And we think that our core is strong and it will lift us up to take us to that spot. And we love the Slack asset. You’re going to hear a lot more from Bret and also Stewart Butterfield and even Gavin Patterson’s going to be with them and we’re going to talk about Slack and all we’re going to do there.

So we think that total number just makes a lot of sense for the company. And it’s unprecedented. Again, we will be the fastest to $50 billion in our space of anybody in the world by a significant margin. That is hitting that target will be the fastest in the history of software. So we’ll yet write the chapters again not only $5 billion, $10 billion, $15 billion, $20 billion on up to $50 billion hitting that target would yet rewrite the software history.

So we’re excited. We think it’s an appropriately ambitious number. And we feel like we’ve got the right products. We’ve got the right team. We’ve got the right customer focus. We’ve got the right partners to take us to that. And the right strategy in this all work-from-anywhere, all-digital environment. And we have the right secular tailwind as I talked about at the very onset of my presentation. So we think that this is a very good target for us to pursue.

And as far as resources, we will again continue to improve our organic capability in terms of our scale and efficiency in an appropriate way as we go to the future. And so that gives you some thoughts on our resources.…

Evan Goldstein

Senior Vice President, Investor Relations, salesforce.com, inc.

Yeah. I guess, the only thing I would add is, I’ll harken back to my FP&A days a little bit is that we’re pretty thoughtful about how we think we’re going to grow. So I don’t know the question is 17% the right way, is that the right number, it’s really thinking about the market itself. We spend a lot of time looking at TAM. We take a look in a lot of the ways how do we invest in sort of those pieces of the cube to get us to that $50 billion. So that’s kind of how I would really think about it. It would definitely be – as Mark said, unprecedented to do it as quickly as we have.

…

Great. Our next question is actually from several people. What gives you confidence that you could execute to $50 billion?

Mark J. Hawkins

President, Chief Financial Officer & Member of the Executive Committee, salesforce.com, inc.

Yeah. I really like that question. What gives me the confidence is we’re in the pole position and we’re literally separating from the competition by third-party data that was shown. We have award-winning products that are being driven by our values of innovation. We’ve been a pioneer that started SaaS applications in the world. We’ve never looked back. We will innovate organically. We will innovate inorganically. The combination, the integration, we’ve shown the ability historically to do that. And we’re looking forward to with Slack to just take Customer 360, which is a huge differentiator in a world where customers don’t want point solutions and adding it to the best engagement collaboration asset in the world.

And that opportunity together, we believe is just unprecedented. And I think it’s going to help our customers immensely. I think that’s part of it. I think our partners, our partner set is great. The ISV capabilities, the biggest B2B AppExchange in the world. I think that’s there. I think we have the digital transformation that is literally as I showed at the onset of the presentation, winning our sales for years to come. So it’s a great market and a company with the right vision to get there.

Evan Goldstein

Senior Vice President, Investor Relations, salesforce.com, inc.

Great. Our next question, I’m going to read this exactly, Brent’s – from Brent Thill at Jefferies. Dr. Hawkins, great run, on commerce given massive spikes in volume, can you explain how you benefit from economics, shared economic model with clients or another model?

Mark J. Hawkins

President, Chief Financial Officer & Member of the Executive Committee, salesforce.com, inc.

Yeah. Thank you so much first of all. And the last thing I was going to say just before we get into commerce – and thank you again, but I just also want to say, don’t forget we’ve been doing international expansion. We have cloud performance, our core is so strong. Those are all the kinds of things that are going to lift us to this long-term target, which I’m excited about.

Commerce is really kicking into gear. I’m glad you asked about that. Again, back to core, our actual – we processed, I think, 31 million digital orders last quarter. Our GMV grew 79%. And actually there is a latency between new business and the actual revenue that will show up over time as well just due to the nature of our commerce cloud model, but we’re very excited. And again, that’s a great example of what customers want as they want sales capability, they want service capability. They want marketing capability. They want this digital e-commerce capability. They want the analytical capability. They want the data integration. And they want the collaboration capability to take them to another level in a world where more apps are coming and the integration layer with things like Slack are going to be even more helpful for all applications.

So commerce cloud is a key part of that Customer 360 wheel, that differentiator. That’s literally allowing us to separate. And I think we love the way that’s unfolding. I think Bret will be here shortly. You can talk to him a little bit more about his thoughts on that. But we like the stats and the numbers we’re putting on.

And thank you again for the nice comment.

Evan Goldstein

Senior Vice President, Investor Relations, salesforce.com, inc.

Great. Our next question is actually from several respondents. What is your long-term expectation for attrition? So let me go ahead and take this one.

Mark J. Hawkins

President, Chief Financial Officer & Member of the Executive Committee, salesforce.com, inc.

Please.

Evan Goldstein

Senior Vice President, Investor Relations, salesforce.com, inc.

I think it’s important just to level-set on how the model works. And I think sometimes people forget it – I think in many ways, they take it for granted. And we live this every day. It’s really simple. You start with your starting revenue. You subtract out your attrition. You add in your new business. And that gets to your ending revenue, right. Internally it’s A minus B plus C equals D I present this a lot when I’m training non-finance folks about the power of our model and how important that is. And so I think it’s really important to level-set there.

When it comes to specific question about attrition, we do expect it to continue to come down as I said investing in sort of enterprise and international and multi-cloud gets the benefit of that. Where that floor is I don’t know. I’m not really sure where is the sort of the line – sort of hits [indiscernible] (00:59:08) part of that line. I don’t really know yet. I do think there’s some room to move on that pretty comfortably. And we’re continuing to monitor that as we go through.

Mark J. Hawkins

President, Chief Financial Officer & Member of the Executive Committee, salesforce.com, inc.

Yeah. I would say, I agree with that. And also when you think about the ability to take like Slack upmarket in the enterprise market, that is an amazing capability with credit to Gavin Patterson and Brian Millham and our go-to-market team will be able to do that. And I think there’s a lot of things as we continue to go upmarket while we’re prospering by the way in the ESMB space, the SMB space, the midmarket space.

But, as we go upmarket again, I think that creates opportunity, Evan, to your point. I don’t want to give a precise number. But I do want to come back to one thing that have been said that I think is a really important message that we want to leave with you today. It’s so interesting in a SaaS model that we innovated from the beginning. It was a business model in addition to the SaaS technology breakthrough and a management with V2MOM insertion, a philanthropic model, that we’ve done as well.

But when you think about the power of what Evan said, this is so important for all of our investors. A plus B minus C equals D. When you think about this whole notion of our recurring revenue that we have as a subscription business, and then you add new business on top of it, incremental annuities, and then you subtract away the attrition, you’ve pretty much predicted next year’s revenue. And that allows a very unusually good degree of productivity in terms of the where this business is going. And it just shows the power of the model, Evan, and I just think that when investors understand those back to basics it’s just really powerful.

And you can see like why we’re having a good view when we talk about raising 2021 and then, Evan, giving 2022 even though we’re five quarters from the finish of that, and not a lot of companies do that in a pandemic, but I think we have a great model and we have confidence in that model.

…

Evan Goldstein

Senior Vice President, Investor Relations, salesforce.com, inc.

Great. And this is going to be our last question. Phil – from Phil Winslow at Wells Fargo. Mark, amazing run from HP to Autodesk to Salesforce. You’ve more than earned more time with your growing family. Can you help us unpack the core 17% CAGR? For example Sales Cloud continues to defy gravity by continuing to grow in the double digits. Service Cloud is becoming the biggest core customer cloud and so on. How do you think high level about these cloud specific growth rates?

Mark J. Hawkins

President, Chief Financial Officer & Member of the Executive Committee, salesforce.com, inc.

Yeah, well, first of all, Phil, I can’t thank you enough for that. It’s been beyond a pleasure to work with everybody over long, long periods of time, and just to have the chance to interact has been a highlight of my career. So thank you all for that. And I would say that, in terms of the specific question, one of the things that we like is we’re literally in a position of strength today because of our core, and because of that we’re able to do something that’s going to be even more differentiated for the customer with Slack, and the power of the engagement platform and collaboration platform that is the best in the world combined with our Customer 360 vision.

And we think that that is going to really help propel us, but to break it down more specifically, I think the Service Cloud market is so big, and there’s so much innovation in that area that, Evan, I have to say that one to me is one of the ones that leads the way.

When you think about the Digital 360 this power of ecommerce and the kind of traction we’re seeing there, and in Marketing Cloud, which is one of the fastest growing markets as well, we can see lots of traction there as we continue to be number one or aspiring to be number one in every single one of the markets that we’re in, and that we went through and some of my presentations.

So, I think personally, Evan, I think that’s a huge opportunity, and it’s – Sales Cloud, one of the things that was very clear even from the first question today is look how big that market is, and look how much room there is to run. There are still people what are on spreadsheets. In a world that it could not be more clear, how – how important it is that the world’s going digital, the opening presentation slide, the GDP is going digital, companies are going digital, families are going digital, individuals are going digital. And we think that in the Sales Cloud, people are just going to be wanting to continue on this path of getting away from kind of homebrewed solutions. Evan, and I think right onto the best Sales Cloud capability in the world.

So, we’re not, like, we don’t guide [indiscernible] (01:12:29), but I look at TAM, in 40 years of experience in technology when I see great TAM, and a great product innovation, and a position with a customer, and a great installed base, I see opportunity, and Evan, I still see that with Sales Cloud for sure. And you can see that when there is a time.

…

Evan Goldstein

Senior Vice President, Investor Relations, salesforce.com, inc.

Thank you. And welcome back. I’m excited for our next session. We’re going to have Bret Taylor, President and COO; Gavin Patterson, President and CRO; and Stewart Butterfield, CEO and Co-Founder of Slack.

And with that, let me turn it over to Bret for some opening remarks.

Bret Steven Taylor

President & Chief Operating Officer, salesforce.com, inc.

Hi. Thank you all. I’m really excited to join Stewart and join Gavin for a Q&A today. And I assume there’s going to be a lot of questions about not just our product strategy, but particularly Slack, which is obviously the largest acquisition in our history and something I’m personally deeply excited about. I want to start by talking through the strategic rationale and really what brought, Stewart and I, and the two companies together. And I will start by showing you a slide which I think many of you have seen before that shows our product strategy. Fundamentally, Salesforce builds the Salesforce Customer 360. This is a single source of truth that connects sales, marketing, commerce, analytics, custom applications by industry to help all of our companies, all of our customers go digital fast.

And one thing you heard a lot from Mark, and Amy, and others is this pandemic has really accelerated the move to digital. Sales have gone from conference rooms to Zooms. Contact centers have moved from buildings to distributed teams or agents who are working from their homes. Really a complete digital lift and shift of what a contact center is.

You look at Black Friday and Cyber Monday, we just call that Cyber Week now. Ecommerce just is commerce at this point. Doctors’ offices have moved to telemedicine. And I think one of the terms that Gavin uses quite a bit that we hear from the field is really this is a digital imperative. And I think that really captures the gravity we hear in our customer base. You saw that particularly in the strength of our Q2 and the strength of our Q3, and the guidance that we gave. We’re really seeing that despite the economy being in a somewhat complex place to say the least, the tailwinds of this digital imperative are really driving incredible momentum in our core CRM business, and something we’re really proud of.

The interesting thing for me is really the conversations with our customers lately. It has pivoted from talking about this pandemic as something temporary, something that our customers are getting through to talking about what are the enduring consumer and customer habits that are going to remain on the other side of this.

Just think of Cyber Week. You do think next year we’re going to have less ecommerce? Absolutely not. I think fundamentally, when we think about what does the future look like for our customer base, it looks a lot like right now. We’re not going back. And throughout our company’s history, digital collaboration and communication have been extremely important to us. Mark, prior to my time at Salesforce had hosted entire Dreamforce about the social enterprise. I’ve worked in digital collaboration and communication for years of my career.

And I would say that it has become more relevant than ever before in this new normal. This new normal which we’ve been calling this all-digital, work-anywhere world. And as Mark, and the executive team, and I were talking about, what is the value proposition we want for our customer base next year, in two years, in five years in the face of this all-digital, work-anywhere world, it looks a lot like customer 360 plus Slack.

And I’m going to walk through, I think, really how Slack amplifies the value proposition of this entire platform. If you look at this clock which really represents our entire product portfolio and just start at the top. For sales, you have Slack Connect which is the incredible capability Slack has to not just connect with employees but connect with partners and customers. That’s an incredible tool for partner relationship management for account management. Internally, it’s an incredible tool for team selling, for approvals, and all the business processes that connect sales teams.

For customer service, it’s case swarming. It’s that digital contact center use case I talked about. It’s connecting field service to the contact center for real time troubleshooting, really enables the entire digitization of the customer service process.

For marketing, and commerce, and the digital teams, I talked to so many customers in Cyber Week who are using Slack really as their central nervous system for Cyber Week. Really it was the engine behind so many digital departments a couple of weeks ago, something we’re really proud of. For the employee experience it’s HR, IT ticketing, knowledge management. So that’s number one. I really say Slack amplifies the value proposition of every single cloud in the Customer 360.

Secondly, I think one thing that Stewart and team have done really uniquely, particularly for a company that’s only a decade old is really grow an ecosystem. And I’m extremely excited to bring these platforms together. One of the announcements that we had at Dreamforce is around Einstein Automation. I really think that Slack is the perfect interface for every workflow and every automation both for the back office and front office of all of our customers.

Stewart has an amazing way of talking about Slack as an integration platform. And we’ve obviously, it’s been something we’ve invested in over many years with the acquisition of Mulesoft, and bringing out Stewart’s own words. If Mulesoft is integration for all the computers on your business, Slack is integration for all the humans. And we think this is an incredible opportunity to connect just the proliferation of software at all of our customers.

In particular if you look at the AppExchange which is one of our main competitive advantages bringing together our AppExchange with the 2,400 apps and million plus weekly active developers on Slack, just an incredible number. And this is an incredible opportunity to really I think create one of the most meaningful ecosystems, enterprise software. Then, finally, I think there’s just the, really the vision for Slack where I think Stewart started the company which is helping companies succeed in this all-digital, work-anywhere world. Someone who’s an entrepreneur, who is much less successful than Stewart really define a new way to work. Slack is really one of the few companies in the history of software that set out to change the way people work and actually succeeded.

I’ve had so many conversations with Slack customers, and it’s changed the inner workings of their company for the better. We truly believe this is the next generation, the way companies work together in a way that I think is being demanded by customers more than ever before in this all digital world. So, really excited to have Stewart at the company. [indiscernible] (01:24:41) for questions, but I want to start just before I pivot over to the Q&A, I just want to reinforce what I think Stewart and I are really excited about is we look at these synergies between our companies coming together and accelerating our business.

I think one of the more things that Gavin and I are very excited about is the Salesforce sales capacity really positioning the value proposition – excuse me, value propositions I just mentioned to our entire customer base. We think it’s more relevant than ever before. And I think we have the ability to really accelerate Slack’s adoption in enterprise through those conversations. We’re also really excited about Slack as really the system of engagement for the entire Customer 360.

You’ve heard Mark Hawkins talk many times about the importance of multi-cloud deals and our value proposition as it relates to our business. We think Slack is an incredible accelerator of multi-cloud deals namely having more customers not just buy one cloud from Salesforce, but buy the Customer 360, and that entire vision. And we really think that’s an incredible opportunity for Slack and Salesforce.

And then I think, fundamentally, I think Slack makes our value propositions to our customers more relevant than ever before in this new normal, which I think will accelerate all of our business whether they’re single cloud or multi-cloud.

With that Evan, we can pivot over to questions.

QUESTION AND ANSWER SECTION

Evan Goldstein

Senior Vice President, Investor Relations, salesforce.com, inc.

Excellent. Not surprisingly quite a few Slack questions here. We’ll start off with Michael Turits from KeyBanc. Any thoughts about how the business and pricing model for Slack might evolve as part of Salesforce and drive revenue synergies?

Bret Steven Taylor

President & Chief Operating Officer, salesforce.com, inc.

Maybe I’ll start and then Stewart you can add [indiscernible] (01:26:16).

Daniel Stewart Butterfield

Chief Executive Officer & Co-Founder, Slack Technologies, Inc.

Sure.

Bret Steven Taylor

President & Chief Operating Officer, salesforce.com, inc.

I think we’re obviously we’re – the deal is not closed. So I can’t speak specifically to pricing and packaging shares, but I can speak as Stewart and I were talking about those product synergies that I mentioned earlier. I think they speak to ways that we can combine Slack technology with Salesforce technology to really help our customers. And that really means helping Slack be a part of a line of business and industry solution for our customers.

It’s been an important part of our evolution as a company to really serve line of business customers, heads of sales, heads of customer service, chief digital officers, chief marketing officers. The opportunity positions Slack as a part of that value proposition I think is really unique, and a really soulful way for departments to be exposed to the value proposition of Slack.

Also, our industry solutions have been an important part of our growth over the past year. And I think about what it means to bring industry solutions to market. It’s really about industry specific workflows. We’re helping our customers with their core business processes. And I think Slack as a workflow tool really shines there. So I’m really excited about bringing Slack to market through that lens rather than just a general purpose communications platform.

Daniel Stewart Butterfield

Chief Executive Officer & Co-Founder, Slack Technologies, Inc.

I don’t know if I’ve got much to add on top of that, I think that summarizes it well. When Bret and I were first talking, we would say one plus one equals seven. And I think there’s a real possibility there especially in multi-cloud deals to be a real exponential lift on the overall value that organizations are getting out of the combined products.

Evan Goldstein

Senior Vice President, Investor Relations, salesforce.com, inc.

Great. Our next question is from Arjun at William Blair. And this is for Stewart or Bret. You guys decide who wants to start us off. How do you think about the opportunity to expand Slack’s use as a B2B customer service channel by a Connect. And what can Salesforce do to accelerate that.

Bret Steven Taylor

President & Chief Operating Officer, salesforce.com, inc.

Do you want to take this one, Stewart?

Daniel Stewart Butterfield

Chief Executive Officer & Co-Founder, Slack Technologies, Inc.

Yeah sure. It’s a great question, if you look back over the last four quarters of growth in connected end points which is kind of how we measure the – both the density and the participation in the network. There’s 140%, 160%, 200%, 240%. So now we’re at 520,000 plus connected end points.

Almost all of those are some form of customer relationship. Might be professional services for creative agencies, but mostly it’s just vendor and customer. So I think we’ll see some acceleration of the adoption there. But what we have seen already looking back at our user conference, we had sales leaders from Stripe and Splunk up on stage talking about how much more effective it is to work with their customers in the context of Slack Connect, in the context of the shared channels where there’s one kind of focus for the conversation. It’s exactly the same value that people get out of Slack inside of their organizations, but now across organizational boundaries.

And the thing that excites me there, beyond the increase in the usage is new possibilities for how people work together, because there’s never really been enterprise software that crosses organizational boundaries. I can have my system and you can go to my website, and fill out a form, and I’ll get that data, but not workflows that get passed back and forth across.

So I think that’s something that’s really exciting, just kind of imagining the new possibilities for future generations of CRM that can really take advantage of those secure connections across organizational boundaries.

Bret Steven Taylor

President & Chief Operating Officer, salesforce.com, inc.

And it’s really amplified for me personally actually this morning Gavin and I were on a phone call with a customer on a Zoom with a customer who is developing actually their channel strategy. And it was, by coincidence, a very happy Slack customer, and happy Salesforce customer. And it is interesting how much Slack was a key component for them developing that channel strategy as a channel for partner relationship management, and kind of managing all those channel relationships. Gavin and I both were smiling, just because we’re coming on this call later in the day and it was just really reinforced to us the power of Slack not just as an internal tool, but a channel for partners and customers.

Evan Goldstein

Senior Vice President, Investor Relations, salesforce.com, inc.

Great. So let’s do another Slack question here from Mark Murphy at JPMorgan. Bret and Gavin, was Slack selling that your end user customers were clamoring for broadly or were board’s requesting this for digital transformation initiatives?

Bret Steven Taylor

President & Chief Operating Officer, salesforce.com, inc.

Do you want me to start Gavin or you want to start?

Gavin E. Patterson

President & Chief Revenue Officer, Salesforce

Yeah [indiscernible] (01:30:45).

Bret Steven Taylor

President & Chief Operating Officer, salesforce.com, inc.

Yeah. So I think we’ve seen – the thing that actually has surprised me over the past five years is just the breadth of adoption of Slack across the enterprise. Like many new tools it started in technology teams, digital teams, and one of the things that Stewart’s talked a lot about in Slack earnings calls is just the impressive number of customers that have really gone wall to wall and what really reinforces to me is just how relevant this new way of working is across every single line of business that Salesforce serves.

We talked a lot about Slack Connect and its relevance particularly around – among our B2B customers for partner and customer communications. So that’s something I’ve seen widely in our user base and particularly for B2B companies. And the other thing I mentioned multiple times is, it is really ubiquitous among digital teams. And when I look at our Marketing Cloud and Commerce Cloud business, if you look at what it takes, and I encourage you talk to customers running a Cyber Week, it’s real-time. The merchandising, the promotions, it’s a very tightly connected system to sort of drive this engine for growth which is candidly the only engine left for many of our customers right now. And Slack is this real-time event-based collaboration system that truly does become that central hub for all these digital teams.

And so, I’ve seen it in our customer base multiple times. And I would say, the thing that 2020 has shifted is the relevance of this tool for our customer base now feels ubiquitous. I think that in a world where all parts of our customer base are moving to digital forms of engagement, we really felt like this value proposition was something that every single one of our customers could benefit from.

Gavin E. Patterson

President & Chief Revenue Officer, Salesforce

Yeah. I mean, if I could add to that, Bret, one of the things that is so striking I think about Slack is the way it’s been driven in terms of adoption by viral marketing. It is the pull from the market for the Slack suite is just so powerful. The word of mouth, extraordinary, the customer satisfaction around the product, it’s almost religious. And I think the rest of Salesforce when the deal goes through, assuming it does, will really benefit from that because I think that, that adds to our distribution capability. I think we can help on the enterprise side of the equation where we’ve got real strength, but I think if you combine these things together you can have a really strong proposition from a distribution point of view right away across the full gamut of opportunities a mixture of pull and push.

Evan Goldstein

Senior Vice President, Investor Relations, salesforce.com, inc.

Great. Thanks. Our next question is actually multiple questions on this topic. How do you think about Slack in context of both Chatter and Quip?

Bret Steven Taylor

President & Chief Operating Officer, salesforce.com, inc.

Yeah. I’ll start, it’s something that actually Stewart and I’ve talked quite a bit about. So we really want to – when this acquisition goes through, really lean into Slack is the platform and the engagement capability for all Salesforce. And that really means trying to incorporate all the technologies from Quip into that integrated platform. And so it’s something that we’re really excited about and something that Stewart, an anecdote that Stewart has related many times over this past week is we’ve been actually talking as partners over the years on how Quip and Slack can work better together, and it’s something that I know the product teams are extremely excited about acting on with this acquisition to bring these together.

And one thing I would say is that Slack has really accomplished what tools like even Chatter weren’t able to accomplish. To really change the way people work. And I think what Slack Connect really proven that this new way of working really expands beyond company boundaries in a way that’s very unique relative to all those technologies. And so, [indiscernible] (01:34:50) co-founder of Quip, I don’t mean to criticize it, but I think Slack is a much more important and much more universal part of our strategy going forward notwithstanding our excitement about integrating the technologies.

Evan Goldstein

Senior Vice President, Investor Relations, salesforce.com, inc.

Great. Let’s take a non-Slack question for a little bit of diversity here. This one is for Gavin. With continued significant product expansion, what do you need to do on the go-to-market to adequately sell bigger and broader in companies.…

Gavin E. Patterson

President & Chief Revenue Officer, Salesforce

Well, a number of things. I mean first and foremost continue to build capacity. We’ve been growing capacity through this fiscal in spite of the pandemic. We’ll finish the fiscal with a real strong momentum in our selling capacity across the business. I think beyond that we need to look to continue to build our muscle around the verticals. As Bret said, this is a strategy we’ve been following for a couple of years. It’s really proving to be successful with customers. I can see us expanding that going forwards continuing to build vertical solutions, industrial solutions for customers.

Then I think, internationally there’s still scope to drive growth. It doesn’t replace growth in EMEA. There’s plenty of potential to continue to grow in the US in particular. But international and all the markets outside of the US really do have some fantastic opportunities particularly amongst multinationals as we look to expand from here. So the message for you, I would say, is the core of the business had a good strong Q2, we saw that in the numbers. We had a strong Q3 as well, and I think that might have not come through as clearly as we’d like in the results last week, but let me really assure you, we’re feeling very confident about the business going forward. We can see a strong pipeline for Q4. We can see the momentum continue.

And we’re very bullish about what we can achieve next year. So for me, Slack will enhance our proposition for customers. I think it’ll enhance both the Salesforce proposition, and I think we can bring additional distribution to Slack to create that one plus one equals seven equation that Bret and Stewart were talking about.

Evan Goldstein

Senior Vice President, Investor Relations, salesforce.com, inc.

Great. Another question for you Gavin from Stefan at BNP Paribas. Do you need to treat the Salesforce brand for international enterprise customers, how do you see Slack helping internationally?

Gavin E. Patterson

President & Chief Revenue Officer, Salesforce

No, is the answer. The Salesforce brand is a really world-class brand, and I can say that from somebody who started their career in marketing at Procter & Gamble, there are very, very few brands around the world that have the power that Salesforce has, what we do need to do, I think a little more often we are – we’re putting the investment in, is to drive awareness outside of the US. We’ve not been in market as long in many of the international markets. But I can see the awareness curve growing, and I can see a new generation of leaders coming through who understand much more about enterprise software, understand about more about CRM, and digitalization, and they know that Salesforce is the best partner they could choose to really go through that journey with.

So there’s a sort of I would guess, a timing market process we’re going through in some of the international markets to get that. And we’re putting the investment behind driving awareness of the brand. Slack only adds to that in my experience so far.

As I mentioned, Slack and from what I can see in talking with Stewart and others, Slack’s come out of the consumer market in some ways, it’s got all the power of a great consumer brand, it’s been driven on viral marketing, and enterprises sold off the free base. I mean that – that is a great complement to, I think, the muscle that we have in face-to-face enterprise sales and B2B sales I think, and that is going to really complement I think our go-to-market strategy.

So I think this will be something that we look to really drive going forwards benefiting from each other’s go-to-market motions. But I’m very confident that the combination of two is a real winning combination for customers, and then that’ll be good for Salesforce as well.

…

Evan Goldstein

Senior Vice President, Investor Relations, salesforce.com, inc.

Great. This next question is for you Stewart from Alex Zukin at RBC. It would seem that you’re able to fulfill – you were able to fulfill your [indiscernible] (01:46:33) for enterprise application vision. And now you have Gavin. So what’s next. What are you now able to do that you couldn’t?

Daniel Stewart Butterfield

Chief Executive Officer & Co-Founder, Slack Technologies, Inc.

Well, I think we touched on two of them kind of at different points here. One is Slack Connect. I think it’s really taking advantage of a network that’s being built there. Obviously, that’s been a big driver of growth for us. Last quarter, we added 12,000 net new pay customers. And of those, above the baseline the biggest contributor is people who are upgrading specifically to get access to Slack Connect, so that’s great; more customers.

But what else can we do with it. And what else can we empower our customers to do with it. I’d love to see a world where service tickets go over those channels, where invoices are submitted, where contracts are signed, and being part of the biggest and greatest CRM company in the world makes that possible in a way that would have taken us a long time to convince Salesforce’s partners to really invest there.

And the other one is the platform, Bret mentioned that earlier. I think one thing that took us a while to discover is Slack as the engagement layer is the kind of environment where the people will actually interact with all of the workflows that are being built all over the place. So almost everyone has one or more workflow builders, no code, no code tools. And I would say universally or generally at least they’re really valuable. Customers get a lot of value out of them. They need engagement, though. People need to be able to interact with them. And where the conversations are happening, where the decisions are happening, where the debate is happening is the perfect place for that.

So Bret mentioned the million plus developers. One other thing that’s interesting to me anyway 700,000 custom integrations, so these are integrations that are built by customers that are [indiscernible] (01:48:29) on a weekly basis. And if you look at that of our 142,000 customers around the world 94% have built at least one custom integration. If you look at the 1,080 and $100,000 plus customers, it’s 99.8% of them have built at least one custom integration. The average number of those about a 100. And if you look at million-dollar-plus customers it’s 100% of them have built custom integrations and the average is about 500.

So the possibility to really stitch together those processes which cross organizational boundaries in a way. Here’s an example recently of the kind of [indiscernible] (01:49:05) from on the last night of the quarter for enterprise software companies, legal, finance, accounting, sales operations, the AEs, the sales leadership, security teams just all trying to wrap up every loose end. That’s where I think we can make a huge contribution. And that’s where I think we can be a multiplier on the value of the investment that people are already making in the software.

Evan Goldstein

Senior Vice President, Investor Relations, salesforce.com, inc.

Great. Thanks Stewart. And Bret we’re going to actually going to come back to you here. We actually have a ton of questions about more sort of understanding product level leverage and integration between Salesforce products and Slack?

Bret Steven Taylor

President & Chief Operating Officer, salesforce.com, inc.

Actually, it broke up for me, you’re talking about integration between Slack and Salesforce products?

Evan Goldstein

Senior Vice President, Investor Relations, salesforce.com, inc.

Exactly. So little more granularity there, yes?

Bret Steven Taylor

President & Chief Operating Officer, salesforce.com, inc.

Yeah. So I think we talked a little bit about in the earnings call about Slack really being the system of engagement for Customer 360. One of the things that at Dreamforce last year we talked about was [indiscernible] (01:50:05) evolution of software, a system of record which is where Salesforce started, a system of intelligence system, which is what we really invested in with Einstein. And I think Slack as a system of engagement for our platform is an incredibly powerful concept.

And I thought Stewart’s last example I think really speaks to this. When we think about customers on average having 500 custom integrations, this really is the place where every stakeholder at the company is doing to do their jobs. When you think about all the workflows that the people in our customer base do every day, and I’ll just pick Sales Cloud because it’s our namesake, one of our most important clouds.

Just think about the act of being an account executive or sales manager generating an order form and sending out a contract via platform like DocuSign. When that executed contract comes back interacting with your ERP system, acting with sort of sales management to get approval on a discount, all of these really represent what our customers mean when they say Customer 360. And it’s tons and tons of different software, much of it written by us, some of it written by our AppExchange partners or other members of our ecosystem. For a lot of our customers, it’s custom software that they built themselves. And I think Slack has the potential to be the system of engagement for every stakeholder in our business.

And as Stewart said, and we’ve driven this point home a lot, but I think it is worth repeating. Slack Connect really just turns that up to 11. I mean every single one of those workflows I described, if you’re engaging with a partner, if you’re engaging with an account, if you’re engaging with certain member of your supply chain, all of that engagement can happen on Slack. But also, all of the systems that you use to actually collaborate as partners engage work there as well. And I think that’s an incredibly powerful concept for our platform.And the interesting thing is, thanks to the way Stewart and Cal, and the entire Slack team have architected Slack, I think we can really accelerate this value proposition for our customers. The reason why so many Slack customers have 500 plus integrations is because Slack is designed to work that way. So we don’t need to re-architect our platform to actually fulfill a lot of that vision. We have, I think it’s a lot of what how Slack is architected or designed to facilitate this vision for the future. So I’m really excited about it and as I mentioned across every single cloud in the Customer 360.

Evan Goldstein

Senior Vice President, Investor Relations, salesforce.com, inc.

Great. Thanks. And another Slack question here for you Gavin. Can you explain more about the go-to-market synergies from Slack, how will you organize for distribution?

Gavin E. Patterson

President & Chief Revenue Officer, Salesforce

Well I think at sort of high level, and that’s exactly where we are at this point because of course, the deal hasn’t closed yet, and won’t for until first half of next year. The way we’re looking at it is to take advantage of the two strengths that I talked about earlier. In terms of what Slack offers, a strong viral go-to-market strategy, which is being used as the basis to upsell into enterprise. But I think it’s fair to say the real strength of the businesses is the – is that viral aspect of the go-to-market motion.

I think where Salesforce can help is leveraging its own strength which is this army of enterprise sellers that’s going to be the thick end of 10,000 very, very soon. That is a real source of competitive advantage. And when we can – when we choose to direct that at a particular target that is an extraordinary force of nature. So I think these two go-to-market motions are very complementary. So I think we will be able to help on the enterprise side bringing Slack to a wider group of enterprise customers. And I think that will benefit not just Slack, but I think it’ll create an enhancement to the Customer 360 that we were talking about earlier.

And at the same time, I think I’d like to learn more and take advantage more of the viral capabilities that Slack bring to the business. And I, as you know, I haven’t been in the business that long from what I understand, where Salesforce started, there was a very viral marketing and offering the service for free to small businesses was really where the business started. And I’d like to go back around that to see whether or not that should play more of a role right at the beginning of this, the smaller part of the customer base, the SME and probably SOHO part of the customer base. So I think there’s a real synergy between these two motions, and we’ll look to take advantage of both.

Bret Steven Taylor

President & Chief Operating Officer, salesforce.com, inc.

And one thing I’d add to that Evan, I do think that if you think about, I’ve talked to a ton of Slack customers both before and after this transaction, the happiest Slack customers start with a team using it to solve a problem and we’ve named a bunch. What I love about the go-to-market synergies that Gavin described is that’s how we’re selling Slack. We’re digitally transforming your sales process. We’re developing your channel strategy. We’re helping you digitize your contact center. We’re helping you transform field service. I think that’s a very natural way for new customers to be exposed to the value proposition of Slack, and really plays to Slack’s strengths, which is starting with a happy team that becomes the evangelist to Slack and the rest of the enterprise. So that’s [indiscernible] (01:55:53) particularly excites me as I think this will be a very natural motion as we integrate the value propositions of the two platforms.

...

Evan Goldstein

Senior Vice President, Investor Relations, salesforce.com, inc.

Great thanks, this next one’s for you, Bret. Kirk Materne at Evercore. Bret, at Dreamforce 2019, you talked about Customer 360 data as the two big tech pillars. Slack helps round off Ccustomer 360. What are your thoughts on the data side and where CRM needs to go with data?

Bret Steven Taylor

President & Chief Operating Officer, salesforce.com, inc.

Yeah, it’s a great question. I’d say data has always been central to our strategy, I was trying to create a single source of truth for our customers. I would say what has really shifted though I think will be accelerated with Slack joining Salesforce is really looking across all your enterprise data. I think that really started with Mulesoft. It continued with Tableau where customers that I talk to are really coming to us with all their data problems.

And I think particularly in a company that’s gone all digital, data is the byproduct of every digital interaction. And the companies that are good had seen and understanding that data, good at integrating all their systems are the ones that are moving fast right now. I think that as I mentioned before one of the – I think under talked about parts of SOC is SOC is an integration capability really integrating all your enterprise applications and workflows. And I think that really amplifies that theme of what we’re seeing across data, across our customer base.

The problems that we’re solving are fragmented data silos of data legacy systems that’s really where Mulesoft shines around analytics, and particularly with analytics being focused on really empowering every single member of every company to see and understand data is really around kind of a digital business and decision making. And I think Slack will really help amplify that value proposition where we can come in and really in a very coherent way say we can connect all of your enterprise systems no matter whether they’re legacy systems or not. We can connect all of your enterprise data, we can help you see and understand it and we can help you collaborate around it as well.

And when I think about sort of what is the workflow of the digital business, it looks a lot like where our platform is evolving to. And I think the explosion of data is one of the most important secular trends in enterprise software right now. I’m really happy how we positioned our platform to help our customers navigate it.

Evan Goldstein

Senior Vice President, Investor Relations, salesforce.com, inc.

Great. Thanks. This next question is very interesting. I’ll be curious that you guys respond to this. Fred

Havemeyer from Macquarie. App platforms and integrations can be challenging for line of business users. How do you make automation, workflows, and integrations accessible to non-technical employees?

Bret Steven Taylor

President & Chief Operating Officer, salesforce.com, inc.

Stewart you want to take this one, we’ve had a lot of conversations about this.

Daniel Stewart Butterfield

Chief Executive Officer & Co-Founder, Slack Technologies, Inc.

Yeah. So I don’t want to get too philosophical, but the philosophical angle is, you think back to the kind of mid, late 1990s into 2000s people making macros for excel and customizing apps with VBScript, and people designing their own databases with MS Access and going back before that FileMaker Pro and all those tools.I think the essence of those is accessible to almost anyone. So I don’t mean VBScript, I don’t mean people are going to be writing code. But I mean the idea of taking something which is messy and conversational, for example one of our account executives requesting support from an executive at Slack to like to send an email to a customer or requesting a demo from our solutions engineering team or requesting support from a customer success manager. All of those little tiny workflows were built by the people in the trenches. They were built by, in one case, our head of sales executive assistant. In one case individual account execs. These are not technical experts. These are people who use very lightweight simple tools that are built into the product that entirely was [indiscernible] (02:04:05), and the value of that isn’t just that now there’s a little bit of structure, it’s that now people know how to get something done whereas before they might just wander around and ask their peers and ask their manager how do I get this.

But the last thing I’d point out, is one that is – has some structure, once it’s digitized to any extent, it’s a hook that can tie back to the other system so those – those 500 custom integrations developed by customers and inside of those larger customers it’s an enormous number, and it’s really the, typically the synthesis of many tools, it’s the crossover points between different job functions, and different activities. I think the simplicity with which we can create user interfaces entirely form driven, press a button, or in many cases a simplification of things that people are already doing.

So main managers will get an e-mail from some software that says you have an expense report to approve. They click the link in the email that opens a web browser, the app starts to load, they get kicked to their SSO to authenticate, they go back to the app, finally the app loads and then they can press the button that says approved. In Slack, the button is presented right there in the message and you can also send these messages in the channels where there can be a multiple approvers. If you say no, then we need to prompt you for a reason that can happen right in the UI as well.

So I think it’s really exciting to imagine how much more room there is to give the end users, especially the nontechnical end users simple kind of LEGO kit of tools from which they can build these workflows that ultimately connect with their backend systems and drive an enormous increase in the value that people are investing in software because one thing we know for sure, every year every company is going to invest more in software on a per employee basis. Every employee is going to spend more minutes of their day using software. And as software continues to eat the world and get into finer and finer niches, there is new opportunities, not just for the people and their individual job functions or goals but for the intersection of those, but across organization and that’s I think one of the reasons driving Slack wall-to-wall.

Bret Steven Taylor

President & Chief Operating Officer, salesforce.com, inc.

And Evan, Gavin made this joke, we announced so much over the past couple of weeks, lot of the news got lost. In the mix of Dreamforce announcements was our investments in automation under the brand Einstein Automate. One of the most compelling parts of that experience is MuleSoft Composer which is bringing the MuleSoft technology into the hands of non-technical users of the point and click interface. I am personally just extremely excited about the combination of MuleSoft technology, Einstein and Slack as that system of engagement around those workflows. I think this combination really is a potential to really democratize automation for a lot of line of business users.

Evan Goldstein

Senior Vice President, Investor Relations, salesforce.com, inc.

Great. Thanks. This is going to go ahead and be our last question, and it’s going to be about Service Cloud. What are the key drivers of Service Cloud and how does Slack help drive this growth?

Bret Steven Taylor

President & Chief Operating Officer, salesforce.com, inc.

Yeah. So Service Cloud is now our largest cloud and I think a really just an exciting part of the Customer 360. For a lot of the customers that I work with, I describe it as almost the anchor tenant of their customer experience. It is the place where they’re really focusing on developing that single source of truth and they’re building the rest of their customer experience around it. I think what’s really driving our growth there which I continue to – I think as Gavin mentioned, the growth in our core has been incredible this year, and I think it’s really been driven by incredible momentum in Service Cloud in particular. It’s the breadth of our offering. We offer everything from ticketing to contact centers all the way through to digital service like chatbots through field service.

So when you’re thinking about the full spectrum of what it means to transform your customer experience, we’ve talked a lot about examples like the AT&T engagement we have. It’s everything from people sitting behind a desk to sitting in a contact center to someone in a store or in your home with a tablet in their hand. And we’re really the only platform that can power that end-to-end customer service experience. What I’m really excited about with Slack is just how much it enables all those workflows to be more effective. One of the most common things as you have someone in the field perhaps fixing an elevator or fixing your cable connection, whatever it may be, that real-time connection back to a contact center to actually diagnose and repair those issues is so fundamental.

And I think Slack is an incredible opportunity to connect the field to the contact center and I think something, it’ll be very, very relevant for that customer base. We also talked a lot about case swarming. I’m really excited about this. When you look at the customer’s perspective which is reducing the costs of their contact center or you look at the growth potential of service, it’s about customer satisfaction. The main KPI is time to resolution. And we think that really deeply connecting in the real time capabilities of Slack with the customer facing agent whether that’s a bot or a person will dramatically improve time to resolution, which I think will really help drive success in customer service. And I also think broadly as you think about this trend of digitizing and distributing contact centers, I think Slack is an incredibly relevant capability in that context for just collaboration between all the stakeholders needing to resolve customer service cases. So I’m really excited. It’s one of the areas I think Slack is most relevant in our portfolio and obviously a huge engine of growth for our company.

Daniel Stewart Butterfield

Chief Executive Officer & Co-Founder, Slack Technologies, Inc.

I can’t help but jump in there just because Bret, you probably remember this, but early on when we were talking about some examples of real-world applications, we discovered a mutual customer where it’s just very seasonal business. They grow the company by about 30% or 40% each year for their peak season. And I had it from the Slack side, which is the supervisors or people responding to tickets, causing the escalation or triggering review by a supervisor of the quality of the response from an agent, all inside of Slack. So those – the questions from the customers are showing up here. What I didn’t realize is the other side of that was Service Cloud. So this customer had built a bunch of integrations to allow the interactions to happen and the workflows to show up inside of Slack and underlying that the Service Cloud. So we have some people in both [ph] tools (02:13:14), some people just in one and the whole organization working much more effectively because of it.

…

Marc Russell Benioff

Chair, Chief Executive Officer & Founder, salesforce.com, inc.

And finally what we revealed last year at Dreamforce was our vision of a single source of truth, which you just heard about with AT&T. That’s a story that gives me so much inspiration, motivation, excitement. I’ll tell you about that in a moment. But those four levels of computing and systems of record, systems of engagement, systems of intelligence, single source of truth, that defines Salesforce today, also defines kind of the key strategic moves that we’ve made in the last couple of years to put it all together because when we go to talk to a customer like you just heard AT&T, that’s been an exciting story for us to see them deploy basically their whole company on a Salesforce platform to make them more competitive, more agile, more productive, more successful in – as [indiscernible] (02:16:38) highly competitive industry. Well, it’s because we gave them Customer 360. It’s because they’re able to collaborate that with Slack now. It’s because they’ve used Tableau for intelligence and business intelligence and Einstein and also MuleSoft to build it all together into a single source of truth. And no other company has this vision. No other company, I think, is really even trying to kind of pull it together. And when you see it come to life with AT&T, that is what is so exciting to me.

I mean when I think about it and I was listening so intently to the questions, and I love the comments in the previous session between Gavin and Bret and Stewart. Well, Slack and Customer 360, I mean we didn’t say it exactly, but for those of us who’ve been in the industry a long time, it looks client server 2.0 in many ways. It’s the client Slack, it’s the server Customer 360, the systems of engagement and the system of record. And that is a powerful moment for a transformation, that becomes a platform of platforms, if you will. Very much exactly what Stewart said that idea that workflow becomes the heart of the enterprise, and with this phenomenal UI where all of your employees are able to interoperate in this world not only governed by Salesforce but through this tremendous ecosystem, an industry of applications. It’s really incredibly magical.

So those are really the two things that become important, Slack and Customer 360 which encompasses Tableau and MuleSoft as well because you need your systems of intelligence and single source of truth. There is something else that hasn’t been said but I want to just say it because I was so proud of the team in the last session. This is amazing management team, and I couldn’t be more proud of the management team this year. And it’s a management team filled with CEOs. And you saw that in the last session, all those CEOs there, Gavin who is the CEO of British telephone. And of course, we had Bret who is the CEO of Quip but also was the CTO at Facebook before that. And Stewart of course and me and others. But it’s an amazing management team.

…

I don’t think the company has ever been stronger. I was thinking about all the things that I heard between Mark and Evan. And you look at Q2, you look at Q3, you look at the guidance that we’ve given for Q4. And [indiscernible] (02:20:27) gave guidance I think for Q1 as well. I mean you put that together and you see just an incredibly strong company operating with this very deep breadth of horizontal product but also complemented in these 12 verticals. And then this year has really shown us all these new opportunities. We’re not – here I am, not traveling. Oh, you are in. Well, we’re not traveling. We’re not – we don’t need real estate like we needed before. I mean these are new opportunities that we continue to recognize and that we see is tremendous for our future. So, when we put it all of this together, we can never been more excited about Salesforce where we are now, where we’re going. Our ability to compete, to position.

…

QUESTION AND ANSWER SECTION

Evan Goldstein

Senior Vice President, Investor Relations, salesforce.com, inc.

Thank you, Marc. So we have a lot of questions coming in about Slack and they love to hear what you’re hearing from customers on the acquisition.

Marc Russell Benioff

Chair, Chief Executive Officer & Founder, salesforce.com, inc.

Well, I’ve never seen so many exciting customer stories. Just this morning, I have been contacted by five CEOs of five Fortune 100 customers [indiscernible] (02:23:49) Fortune 10 customers, several of them that are standardized on Slack through their whole company. I didn’t know that actually when we put together this deal that so many companies have Slack deployed and at such an incredible scale. That’s been amazing to me, and it just makes me even more excited. And we are just continuing to respond to those customers. There’s not very much we can say because the deal is not closed as you know. But it’s exciting to see the tremendous market momentum that’s out there.

Evan Goldstein

Senior Vice President, Investor Relations, salesforce.com, inc.

Great. Thanks, Marc. Our next question is from Mark Murphy at JPMorgan. Marc, you said “the past is gone and we’re in an all new digital world”. What is your unique vision of the future of work post vaccines and how ubiquitous can Slack become?

Marc Russell Benioff

Chair, Chief Executive Officer & Founder, salesforce.com, inc.

Well, I think that the past is gone. We can’t – I talked about the 2019 Dreamforce Keynote. I’ll be honest with you, when I got home after doing the keynote on Wednesday, I’ve watched all the keynotes for the last 10 years to kind of get it into the context. And when you look at all of that, whoa, that keynote was nothing like anything we’ve ever done in the last 10 years. It was outdoors. I was at Salesforce Park. I was – it was just me and Bret and one cameraman. It was incredible. And yet it’s probably the most viewed Dreamforce keynote ever. You probably all have seen is probably somewhere between 150 million and 200 million social views, far exceeds our expectation. It’s not the only Dreamforce presentation that we’ve done. We’ve done more than 4,000 Dreamforce presentations highly customized for our customers. Our goal is more than a 100,000 Dreamforce presentations. We’ll do another conference in the middle of December which is our Dream TX Conference where we’re going to really kind of help provide collaboration.

And we’ve learned so much in the last week about now what’s possible is so exciting and that gives me a lot of hope for the future. When I put that in context of Slack, well, I’m at home, you’re at home. I’m working from anywhere. I’m working on the road. I always did work on the road. I was an early user of social media, you know that, I use it still aggressively. Of course, we built Chatter very early on. That was part of the keynotes that I watch, those 12 years ago. That was amazing. And I loved that. But then I was like, wow, Stewart took that vision far further than we ever really could have thought. So when you put these two companies together, I loved what Stewart and Brett said that it’s a one plus one equals seven equation, and that’s a powerful thought for the future of these companies and their ability to be competitive in creating customer success which is so important to us.

Evan Goldstein

Senior Vice President, Investor Relations, salesforce.com, inc.

Thank you, Marc. Our next question is from Brent Thill at Jefferies. The number one question on investor’s mind is organic innovation. Can you discuss how you balance build versus buy and what are the most important organic solutions coming to market?

Marc Russell Benioff

Chair, Chief Executive Officer & Founder, salesforce.com, inc.

Well, I’ll start with the last part first. Of course, the single source of truth is probably the most exciting thing we’ve ever built. It’s an organic innovation. It’s the heart of the largest deals and most important deals that we’re closing. You just saw AT&T. It’s built entirely on a single source of truth. That idea that we’re able to build a federated record across all of the customer systems of their customer is truly unique. And if you haven’t had a deep dive on the technology, it’s amazing. And then the ability to integrate with all the customer systems through MuleSoft, the ability to bring it into the Customer 360, to provide intelligence around it with Tableau, now to build a run-in on any public cloud with Hyperforce. Whoa, that’s like this is incredible, what we can do for our customers. So innovation, organic innovation is extremely important as evidenced by that. But some of these things, well, we don’t have the ideas around.

We had the idea of Slack, but we did not have the idea of the ecosystem and the integrations and the applications and all the things that Stewart did. MuleSoft, we did not have that ability to have a totally independent company that could integrate any system. Of course, we had Einstein Analytics, but analytics that customers love that’s wall-to-wall in the enterprise, that’s outside of our domain. That was – we’re really focused on CRM. So then to see those assets come into us or be able to acquire them, it’s a healthy balance between organic and inorganic that makes it powerful. I think if you try to build it all yourself, it’s a mistake. I know companies that are trying to build it all themselves. I had some CEOs, who are trying to build it all themselves, called me last [ph] week ago (02:29:21), why did I not buy Slack. And I’m like I don’t know, why didn’t you. But it made a lot of sense. I have a lot of friends in the industry. Know a lot of these CEOs were obviously partnering with each other, competing with each other. We have relationships with each other. A lot of them were like, wow, that was something that wish we had done.

And by the way, in a lot of cases and I’m sure you can think about it that in the future work where you have a collaborative system of engagement against a robust system of record, well, there’s only one Slack. When that asset trades, it’s over. So why do you not want to have that asset as part of your portfolio, because as now, we accelerate to $50 billion in revenue and we probably would have gone right to $50 billion. Without Slack, it’s not – was not a key driver. We have so much core durable growth in our business model. You can see the strength of our bookings and especially in the second and third quarter, the strength of our operating margin in the last two quarters record levels. When you look at our – the guidance we’ve given for the fourth quarter and the first quarter, the guidance for next year, I’ve never been more excited about the strength of the company. And then, you kind of go right to, whoa, with Slack, that’s why my phone is ringing off the hook.

Evan Goldstein

Senior Vice President, Investor Relations, salesforce.com, inc.

Great. Thanks, Marc. So we have a couple of questions here. Everyone’s completely impressed with the $50 billion number but a lot of questions on margin. Would you like to share your margin philosophy for the company?

Marc Russell Benioff

Chair, Chief Executive Officer & Founder, salesforce.com, inc.

Well, we continue to grow our margin. We’re continuing to be focused on our operating margin, our free cash flow. Building the strongest financial asset in software is our goal. The key to building the strongest financial asset in software is growth and getting into that initial $50 billion number and beyond. And you can see it in our business model. I’ve spoken to so many investors and kind of said, hey, here’s a great way to figure out exactly how we’re doing. We got revenue this year, we’ve given you that guidance $21.1 billion. Hopefully, we’re looking forward to doing better than that. [indiscernible] (02:35:02) ACV, we don’t exactly give you that number, it’s not something we’ve ever done in 21 years, give you our attrition. We generally model that for you. You have to subtract that attrition rate off of the revenue model for this year. And then, you have next year’s number and we’re giving you that guidance. Initially, it’s I think $25. – what is it, Evan, $25.5 billion, $25.6 billion? For next year, what is the number that we’re doing for next year? I can’t...

Evan Goldstein

Senior Vice President, Investor Relations, salesforce.com, inc.

$25 billion – $25.55 billion.

Marc Russell Benioff

Chair, Chief Executive Officer & Founder, salesforce.com, inc.

$25.55 billion for next year. So those are a couple of the variables that are there. And then you can see that just the raw pure growth inside the model, even when you subtract Slack because that will just be a stub portion for next year because we’ll only have part of that on board. And then you can see exactly where we’re going for fiscal year 2023 or 2024 or 2025, all the way to $50 billion. We’ve given you the pieces to be able to look at our model, how we run our business. And built deep inside that model is tremendous margin and cash flow. And the way that we can see that is by looking at the second and third quarter of this year, where we just kind of let it rip. There was no travel. We were reducing real estate you know travel and real estate, that’s five points of our revenue just right We were reducing real estate, travel and real estate. That’s 5 points of our revenue, just right there. So when we look at it, we’re not even using our real estate and our travel [indiscernible] (02:36:33). That’s why you saw 20% plus margin in the second quarter, almost 20% margin in the third quarter. And we’re just trying to hold on [indiscernible] (02:36:45) how much can we go. So we’re looking at that.

Then we see a major transaction coming along like Slack. Well, yes, that’s going to impact us somehow, but the reality is wow, it’s going to accelerate our revenue, our market share and ultimately, our ability to be successful with customers, which is – that’s why we get up in the morning. By the way, like I’ve already said, I got up this morning, my text was filled with CEOs talking to me about the Slack deal. I cannot believe it. I probably interacted with 100 CEOs in the last seven days just to talk about this. And one CEO who is of a large telecom company, one of the largest in the world is wall-to-wall with Slack, I didn’t even know they were wall-to-wall with Slack. They’re a large customer of ours. They’re not one of our largest customers. They’re a good sized customer. We’ve always wanted to do more with them. It’s somebody who I have a great relationship with, that’s why I’m on text with. He’s actually an incredible person, does a lot of amazing things in the world. And we’re talking about Slack and how important that is for the future. I’m like, wow, what is that going to mean when we can actually close that deal, talk about how we’re actually integrating, what we can do for him. I mean right now, all I can say is, well, thank you for contacting me. And I’m going to get back to you as soon as the deal is closed.

So right now, it’s an opportunity that’s significant. Now, we have those relationships. We have the relationships with the C-suite. We have the relationships with hundreds of thousands of customers. And of course, we have a – well, we have one of the very largest and most important and highest integrity and highest performing enterprise sales forces in the world. It’s grown tremendously, especially over the last 12 years as we’ve grown from $4 billion in revenue to $21 billion this year. Amazing. So we have a tremendous distribution capacity as Gavin mentioned. It’s highly verticalized. It’s got a new management team on top of it which has been amazing this year. We have these amazing new managers led by Gavin, and we’re ready to go to another level, not just the distribution performance, but in this kind of product vision. And when you have a tremendous product visionary like you saw Bret outline the product vision, especially at Dreamforce with Hyperforce and all the kind of capabilities. It’s like wow, this is something that everyone wants to talk about and how we can make their organization better. And that’s very much what we’re working on today.

And as we do those things we know because we see in Q2 and Q3 the huge operating margin and cash flow that can come out of that. Doesn’t mean that because all of a sudden we’re hitting record levels of margin and record levels of cash flow that if we have the opportunity to do something with Stewart that we shouldn’t do it. I think it’ll be a huge mistake if we had passed on that opportunity. It trades once, and I know that because I’ve talked to a lot of investors who’ve said, well, yeah, we were investors in Slack, and we think it’s a great company. Yeah, did you see this quarter? It was amazing. Did you see our third quarter by the way? It was also amazing. So, you’re putting together these amazing companies, also Tableau, also MuleSoft. Our ability to deliver something to customers is truly unique, and that’s why we’re creating one of the greatest software companies of all time and with the right values for the current time, doing well and doing good. This is very important to us as well.

Evan Goldstein

Senior Vice President, Investor Relations, salesforce.com, inc.

Thanks, Marc. Let’s move on to some product questions, because we’ve had quite a few come in. Terry Tillman at Truist. As you get more into industry solutions and enterprise expansion, do you potentially see moving well beyond your front office roots into back office solutions?

Marc Russell Benioff

Chair, Chief Executive Officer & Founder, salesforce.com, inc.

Well, I think you just saw us deliver kind of a hybrid with Slack, with MuleSoft, with Tableau. I mean we’re not just CRM anymore. We have – we’re all about data too. So we have the ability to help customers manage their data. That’s the system of intelligence. We’re helping customers manage their engagement, that is their collaboration and their documents and their interaction with their employees, and as you heard with Slack Connect, the ability to connect to partners and outside their company, intra company communication, intercompany communication, and of course, the single source of truth, helping them to create a single unique record for the customer. So, I think yes, we’re doing customer CRM, but look at how we’re doing data, look at how we’re doing engagement, look at how we’re doing intelligence. I think we’ve already moved past CRM. We’ve been very focused on CRM. That’s our core. It will always remain our core, kind of has to be. I mean you can see we’re number one in sales. Look at the IDC numbers. We’re number one in service. We’re number one in marketing. We have this unbelievable platform. enterprise level commerce. You saw what we did in the holiday weekend. Did you realize the level of reliability, scale and trust we also delivered? It was unmatched during the holiday weekend for these large customers.

They’re coming to us realizing that we’re going to deliver what they need to go fully digital. So, yes we’re tying into the backend. Are we going to do a general ledger? It’s not on our shortlist. Are we going to do a payable system? Not on our shortlist. It’s also not on the customer’s priority list right now. They are really focused on, hey, I want to have great relationships with my customer, I want to have great relationships with my employees, I want to help manage and collaborate with those workflows. That’s why Slack is so powerful. I want to know about that. I want the intelligence, the analytics, the visualization, those [indiscernible] (02:42:56). You’ve seen that amazing magic of public.tableau.com. The breadth of that is amazing. So I think all of that kind of is evidence, so we’ve probably become a little bit more than a CRM company. But we just acquired a company with a stock ticker symbol WORK. I like – we have a product called the Work.com also. So, yeah, it’s – we’re well beyond that at this point. And we’re able to walk into a CEO-level conversation which we do on a – every day and give them a vision for the future and what we say is hey, the past is gone, it’s over. The future’s coming. It’s all digital. We know that. It’s all remote. We know that too. And we’re right here in the present moment. So, what are we going to do to help you be successful? And here are the capabilities that we can offer you.

…

Evan Goldstein

Senior Vice President, Investor Relations, salesforce.com, inc.

Thanks, Marc. Next question is from Derrick Wood at Cowen. What were the challenges in taking on the social collaboration vision with Chatter 10 years ago? What have you learned, and why is this time different as you take in Slack 10 years later?

Marc Russell Benioff

Chair, Chief Executive Officer & Founder, salesforce.com, inc.

Well, I think it’s such a good question. I went back and I looked at everything myself because I think it was very important now that perspective. And I went back a dozen years and looked at our vision and all my notes with Parker about building social enterprise and building Chatter. And Chatter is more than the UI. It’s also a lot of changes we made in the core internals of Salesforce that we’re going to be able to leverage into Slack in terms of our APIs, and the way that our product actually works that its core ability to, Stewart mentioned this briefly, but so important route an approval, route workflow, that’s all built into Salesforce already. So we just need to plug that pipe right into Slack a little bit more aggressively. We’ve done a lot of the heavy lifting in those areas. A lot of the work that we did in the social enterprise was on the back end of the Customer 360. Our engineering teams did phenomenal work. And if you remember back a dozen years ago, we were competing against Yammer and David Sacks’ amazing vision. It was acquired by Microsoft. Those were just wild west days. Facebook was really showing us the path. Brett was at Facebook as the CTO.

So looking back at all of that and then going, wow, the leap that Stewart has made in terms of creating an industry, creating a phenomenon. Not just the virality, but when you look at his ecosystem and the applications, that he built a platform of platforms, that he’s automated the workflow, that it’s a user interface that’s easy to use, I mean that has been beyond any dream we had. And then when we’re able to leverage all of our internals back up into his platform and user experience, I think we’re going to offer customers something like they’ve never seen before. And I can’t wait to get to the demonstrations after we close because we need just some time to integrate and to get that moving. And that’ll be just a dream come true for us because this is something that we – I’ve always wanted to do. And now with this acquisition, we’ll build off our customers something truly unique.

And it’s – look, there’ll be two things that are really important to Salesforce, Slack and Customer 360. You put those two things together, like I said, it’s client server 2.0. So there’s a lot of people out there with servers like Salesforce, a lot of strong back end capabilities, having a strong client like Slack on the front end to manage the user experience. And by the way, Bret also has some phenomenal capabilities with Quip that he built. Plug all those things together, it’s a wow.

…

Evan Goldstein

Senior Vice President, Investor Relations, salesforce.com, inc.

Thanks, Marc. We’re going to go ahead make this one the last question, and it’s from Phil Winslow at Wells Fargo. Mark Hawkins said the first question that he received six years ago as CFO was can Sales Cloud grow double digits. Clearly, the answer is yes. With Sales Cloud

[indiscernible] (02:57:24) double-digit growth even today, when you think about the core 17% CAGR for Salesforce, could you help us unpack this? What clouds do you think that we’ll look back at and say, wow, that growth surprised us, just like Hawkins’ comment about Sales Cloud from six years ago?

Marc Russell Benioff

Chair, Chief Executive Officer & Founder, salesforce.com, inc.

Well, I think there’s going to be an irony in that, because I think the irony of Mark’s first question of how do you get Sales Cloud to grow double digits will be Marks’ last question too as CFO, and then he’ll become an advisor to Amy. And now let me tell you why that is because as we onboard Slack, it makes Sales Cloud better. I mean Slack makes Sales Cloud a lot, lot better. I know because I worked with this great company, Time Magazine, and hope all of you are Time Magazine’s subscribers. Time.com/subscribe. It’s a great organization, uses Salesforce, and it uses Slack. And I’m on Slack every day. And working with our management team there, I’m like it’s amazing product. But I’m front end in the Sales Cloud. And Slack has amazing, phenomenal user interface for Sales Cloud. It makes our Sales Cloud better. It makes our Service Cloud better. Makes our Marketing Cloud better, makes our platform better, makes Tableau better, makes MuleSoft better. It makes everything we do better and with just some slight tweaks and slight additions and changes in plugging this API in and making this happen, make that go. And you can imagine a Slack plus Sales Cloud product, which is the next version of Sales Cloud. What Sales Cloud customer doesn’t want? The new version of Sales Cloud that has this tremendous Slack productivity user interface. Think about that. So yes, Mark, how does Slack – how does Sales Cloud become double digit, and the answer is Slack, because I think that is why I think Slack becomes so powerful.

As I said, it’s client and the server. Sales Cloud is the server of course at that point. Slack is the client. It’s client server 2.0. It’s the next wave. Two things that become important to Salesforce are Slack and Customer 360. Put them together, that’s how you get these things to continue to have tremendous organic growth. And at the same time, Slack grows; at the same time, Tableau grows; at the same time, MuleSoft grows. They all have independent sales organizations, and they’re all independent companies going great on their own. You put it together the opportunity for the customer to be more successful is just awesome. And that is what is – gets me really excited right now. And you probably can tell, I’ve never been more excited about Salesforce. I don’t think we’ve ever had a more compelling vision and for these large customers, really for all customers and certainly for all of your companies. I know a lot of your companies are Slack users. I know a lot of your companies are Sales Cloud or Salesforce users. You can imagine for your own organizations what’s going to happen when we can put these things together and tune and tweak them, so that they work better together.

Working better together, getting these assets to working better together which is Bret’s primary goal for the next few months as soon as this thing closes. Wow, that will be a tremendous opportunity for us. And what company is better differentiated and better positioned for the future than Salesforce. Who is better prepared to go not just the $50 billion, but beyond? What company and software has that client and server orientation, has that customer love, has the brands that companies love and trust and have respect for? And at the same time, we’re alsopracticing stakeholder management. We’re doing the right things for our employees, for our customers, for our shareholders. You’re key stakeholders too. We have you in mind as well. And the planet is a key stakeholder. We’re a net-zero company already. You can see that in our stakeholder report. So as we go forward, we’re very well-positioned for this next generation of the world, for our industry. And I hope we’re inspiring others in terms of what they can do with their companies and where they’re going. And I’ve never been more excited. And I’m looking forward to working with all of you and talking to you more about our vision for the future whether it’s product or whether it’s our key KPIs as we hit $50 billion, because this is an amazing moment for Salesforce. It’s just – it’s a new world. We’re in a new world and Salesforce is well-positioned to execute and succeed in that world.

…

Evan Goldstein

Senior Vice President, Investor Relations, salesforce.com, inc.

Great. Well, everyone, that concludes our activities for today. But before we end, I want to bring Mark Hawkins back in if we could. And then just one quick wrap-up item, content of today is posted on our website available for you now for you to review and follow up on. And with that, let me pass it over to Mark.

Mark J. Hawkins

President, Chief Financial Officer & Member of the Executive Committee, salesforce.com, inc.

Well, thank you so much, Evan. And Marc Benioff, thank you so much for all that. We’ve had really a great set of communications today. You’ve heard from Evan and I about the business opportunity and the strength of our core and this truly generational opportunity. You’ve heard from Bret and Gavin and Stewart. Slack, we’re super excited and how it builds with the Customer 360 which is an amazing differentiator for us to take us to capitalize on this generational opportunity. And then, of course, you heard from Marc right from the top, his vision and all that he sees and just hearing the strength of our company as we go embark on this next leg of the journey to double the company, yet again due to our solid, strong performance, our business model, our innovations and our values.

Forward-Looking Statements

This communication relates to a proposed business combination transaction between Salesforce.com, Inc. (“Salesforce”) and Slack Technologies, Inc. (“Slack”). This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Salesforce or Slack stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; the effect of the announcement of the merger on the ability of Salesforce or Slack to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Salesforce or Slack do business, or on Salesforce’s or Slack’s operating results and business generally; risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; the outcome of any legal proceedings related to the merger; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability of Salesforce to successfully integrate Slack’s operations; the ability of Salesforce to implement its plans, forecasts and other expectations with respect to Salesforce’s business after the completion of the transaction and realize expected synergies; and business disruption following the merger. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Salesforce’s and Slack’s respective periodic reports and other filings with the SEC, including the risk factors identified in Salesforce’s and Slack’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Salesforce nor Slack undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

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This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, Salesforce intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Slack and that also constitutes a prospectus of Salesforce. Each of Salesforce and Slack may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Salesforce or Slack may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Salesforce and Slack. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Salesforce, Slack and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Salesforce will be available free of charge on Salesforce’s website at http://www.salesforce.com/investor or by contacting Salesforce’s Investor Relations department at investor@salesforce.com. Copies of the documents filed with the SEC by Slack will be available free of charge on Slack’s website at investor.slackhq.com or by contacting Slack’s Investor Relations department at ir@slack.com.

Participants in the Solicitation

Salesforce, Slack and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Salesforce, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Salesforce’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 1, 2020, and Salesforce’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 5, 2020, as well as in a Form 8-K filed by Salesforce with the SEC on June 1, 2020. Information about the directors and executive officers of Slack, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Slack’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 5, 2020, and Slack’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 12, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Salesforce or Slack using the sources indicated above.